THE BANK OF NEW YORK MELLON

Depositary Receipts

101 Barclay Street

New York, New York 10286

December 8, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Registration Statement on Form F-6 relating to Jaiprakash Associates Limited
(File No. 333-200501)

Ladies and Gentlemen:

I refer to the Registration Statement on Form F-6 (File No. 333-200501) (the “Registration Statement”) filed on November 24, 2014 by The Bank of New York Mellon on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares representing equity shares of Jaiprakash Associates Limited. Pursuant to Rule 473(c) under the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act, is hereby incorporated onto the cover page of the Registration Statement following the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you should have any questions or comments in connection with this filing, please contact Bruce Wilde of Emmet, Marvin & Martin, LLP at (212) 238-3128.

Very truly yours,

/s/ Joanne Di Giovanni Hawke

Joanne Di Giovanni Hawke

Managing Director